THIS SCHEDULE 13D AMENDMENT WAS PREVIOUSLY FILED IN PAPER FORMAT
AND IS NOW BEING FILED (WITHOUT EXHIBITS) PURSUANT TO RULE
101(a)(2)(ii) OF REGULATION S-T AND RULE 13d-2(c) UNDER THE
SECURITIES EXCHANGE ACT OF 1934.


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                        ELXSI Corporation
----------------------------------------------------------------
                        (Name of Issuer)

            Common Stock, Par Value $0.001 Per Share
----------------------------------------------------------------
                 (Title of Class of Securities)

                            268613106
                 ------------------------------
                         (CUSIP Number)

                      Mr. W. Robert Cotham
       2600 First City Bank Tower, Fort Worth, Texas 76102
                          (817)390-8465
       ---------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        January 23, 1990
              ------------------------------------
              (Date of Event which Requires Filing
                       of this Statement)

Check the following box if a fee is being paid with the statement
[ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 45,298,440, which constitutes approximately 32.5% of the total number of shares outstanding, assuming, pursuant to Rule 13d-3(d)(1)(i), that there are 139,467,707 shares outstanding. Unless otherwise specifically stated, all ownership percentages set forth herein assume that there are 115,414,267 shares outstanding.
PAGE

                               13D

CUSIP No.   268613-106                         Page 2 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      The Airlie Group, L.P.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   38,780,940 (1)(2)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               38,780,940 (1)(2)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      38,780,940 (1)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.6% (3)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________
(1) Assumes the exercise of Series A Warrants to acquire 20,290,940 shares of the Stock
(2)  Power is exercised through its sole general partner, EBD
     L.P.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 135,705,207 shares of the Stock outstanding
PAGE

                               13D

CUSIP No.   268613-106                         Page 3 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      EBD L.P.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      Not Applicable
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   38,780,940 (1)(2)(3)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               38,780,940 (1)(2)(3)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      38,780,940 (1)(3)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.6% (4)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________
(1) Assumes the exercise of Series A Warrants to acquire 20,290,940 shares of the Stock
(2) Power is exercised through its two general partners, Dort A. Cameron III and TMT-FW, Inc.
(3)  Solely in its capacity as the sole general partner of The
     Airlie Group, L.P.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 135,705,207 shares of the Stock outstanding
PAGE

                               13D

CUSIP No.   268613-106                         Page 4 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Dort A. Cameron III
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      Not Applicable
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Dort A. Cameron III is a citizen of the United States of
America.
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0-
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             38,780,940 (1)(2)
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               -0-
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         38,780,940 (1)(2)
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      38,780,940 (1)(2)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.6% (3)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________
(1) Assumes the exercise of Series A Warrants to acquire 20,290,940 shares of the Stock
(2)  Solely in his capacity as one of two general partners of EBD
     L.P.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 135,705,207 shares of the Stock outstanding
PAGE

                               13D

CUSIP No.   268613-106                         Page 5 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      TMT-FW, Inc.
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      Not Applicable
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0-
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             38,780,940 (1)(2)(3)
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               -0-
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         38,780,940 (1)(2)(3)
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      38,780,940 (1)(3)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.6% (4)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________
(1) Assumes the exercise of Series A Warrants to acquire 20,290,940 shares of the Stock
(2)  Power is exercised through its President, Thomas M. Taylor
(3)  Solely in its capacity as one of two general partners of EBD
     L.P.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 135,705,207 shares of the Stock outstanding
PAGE

                               13D

CUSIP No.   268613-106                         Page 6 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Thomas M. Taylor
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      Not Applicable
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Thomas M. Taylor is a citizen of the United States of
America
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0-
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             38,780,940 (1)(2)
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               -0-
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         38,780,940 (1)(2)
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      38,780,940 (1)(2)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.6% (3)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________
(1) Assumes the exercise of Series A Warrants to acquire 20,290,940 shares of the Stock
(2)  Solely in his capacity as the President of TMI-FW, Inc.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 135,705,207 shares of the Stock outstanding
PAGE

                               13D

CUSIP No.   268613-106                         Page 7 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Milley & Company
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      00 - Contribution from Stockholder
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   3,762,500 (1)(2)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               3,762,500 (1)(2)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,762,500 (1)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.2% (3)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________
(1)  Assumes the exercise of Series A Warrants to acquire such shares of the Stock
(2)  Power is exercised through its President, Alexander M.
     Milley
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 119,176,767 shares of the Stock outstanding
PAGE
                               13D
CUSIP No.   268613-106                         Page 8 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Alexander M. Milley
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      Not Applicable
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Alexander M. Milley is a citizen of the United States of
America.
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   15,762,500 (1)(2)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               15,762,500 (1)(2)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,762,500 (1)(2)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.2% (3)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________
(1) Assumes the exercise by Milley & Company of Series A Warrants to acquire 3,762,500 shares of the Stock and the exercise by ELX Limited Partnership of an option to acquire 9,245,000 shares of the Stock from The Airlie Group, L.P. and of an option to acquire 2,755,000 shares of the Stock from Continental Illinois Equity Corporation
(2) Solely in his capacities as the President of Milley & Company and as the sole general partner of ELX Limited Partnership, respectively
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 119,176,767 shares of the Stock outstanding
PAGE

                               13D


CUSIP No.   268613-106                         Page 9 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      ELX Limited Partnership
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
3)  SEC USE ONLY
_________________________________________________________________
4)  SOURCE OF FUNDS
      00 - Contributions from Partners
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   12,000,000 (1)(2)
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               12,000,000 (1)(2)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      12,000,000 (1)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.4% (3)
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________
(1) Assumes the exercise of an option to acquire 9,245,000 of such shares from The Airlie Group, L.P. and of an option to acquire 2,755,000 of such shares from Continental Illinois Equity Corporation
(2) Power is exercised through its sole general partner, Alexander M. Milley
PAGE

   Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their
Schedule 13D Statement dated September 8, 1989, as amended by Amendment No. 1 dated October 2, 1989 (the "Schedule 13D"), relating to the Common Stock, par value $0.001 per share (the "Stock"), of ELXSI Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   Security and Issuer.

   No material change.

Item 2.   Identity and Background.

   Paragraphs (a)-(c) of Item 2 hereby partially are amended by adding at the end thereof, the following:

   Effective October 18, 1989, TMT-FW, Inc., a Texas corporation ("TMT-FW"), was admitted to a general partner of EBD. As a result of such admission, TMT-FW and its sole stockholder, Thomas
M. Taylor ("TMT"), are joining in the Schedule 13D as Reporting
Persons.

   TMT-FW

   TMT-FW is a Texas corporation. The principal business of TMT-FW is serving as one of two general partners of EBD. The principal business address of TMT-FW, which also serves as its principal office, is 3200 First City Bank Tower, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TMT-FW are as follows:

                 RESIDENCE OR           PRINCIPAL OCCUPATION
   NAME             BUSINESS ADDRESS            OR EMPLOYMENT

Thomas M. Taylor    3200 First City Bank     President of Thomas
                    Tower               M. Taylor & Co.
               Fort Worth, Texas 76102  ("Taylor & Co.")

W. Robert Cotham    2600 First City Bank     Vice President/
                    Tower               Controller of
               Fort Worth, Texas 76102  Bass Enterprises
                                        Production Co.
                                        ("BEPCO")

   Taylor & Co. is a Texas corporation, the principal business of which is the rendering of investment consulting services to third parties. The principal business address of Taylor & Co., which also serves as its principal office, is 3200 First City Bank Tower, Fort Worth, Texas 76102.

   BEPCO is a Texas corporation. BEPCO's principal business is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 2700 First City Bank Tower, Fort Worth, Texas 76102.

   TMT

   See answers above.

   Paragraphs (a)-(c) of Item 2 hereby further are amended in heir entirety as to EBD and DAC only, as follows:

   EBD

   EBD is a Delaware lunette partnership. The principal business of EBD is serving as the sole general partner of TAG. The principal business address of EBD, which also serves as its principal office, is 2000 First City Bank Tower, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to DAC and TMT-FW, the general partners of EBD, is set forth below.

   DAC

   DAC's principal occupation or employment is serving as one of two general partners of EBD. DAC's business address is 115 East
Putnam Avenue, Greenwich, Connecticut 06830.

Item 3.   Source and Amount of Funds or Other Consideration.

   Item 3 hereby is amended in its entirety to read as follows:

   The source and amount of funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

Reporting Person    Source of Funds     Amount of Funds

   TAG              Working Capital(1)  $6,292,187.50(2)

   EBD              Not Applicable      Not Applicable

   DAC              Not Applicable      Not Applicable

   TMT-FW           Not Applicable      Not Applicable

   TMT              Not Applicable      Not Applicable

   MAC              Contribution from
               Stockholder(3)      $ 470,312.50(4)

   AMM              Not Applicable      Not Applicable

   ELX              Contributions
               from Partners(3)    $1,500,000.00(5)

   (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

   (2) This figure represents the aggregate amount of funds that were used by TAG to acquire 24,000,000 shares of the Stock and that were to be used by TAG to acquire 26,337,500 shares of the Stock (assuming the exercise in full of Series A Warrants that were held by it to acquire such shares) prior to the sale described in Item 4 hereof. Therefore such figure does not accurately reflect the aggregate of TAG's current net investment in shares of the Stock and the amount of funds to be used by TAG to acquire the 20,290,940 shares of the Stock issuable to it assuming the exercise in full of its remaining Series A Warrants to acquire such shares, which aggregate net amount totals $4,847,617.50.

   (3)    None of the funds reported herein as "Contribution from
Stockholder"   or  "Contributions  from  Partners"  were borrowed
or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

   (4) This figure represents the aggregate amount of funds to be used by MAC to acquire 3,762,500 shares of the Stock (assuming the exercise in full of Series A Warrants held by it to acquire such shares), and does not reflect a $50,000 placement fee paid to MAC by the Issuer.

   (5) This figure assumes the exercise in full by ELX of its option to acquire up to 9,245,000 shares of the Stock from TAG and of its option to acquire up to 2,755,000 shares of the Stock from Continental Illinois Equity Corporation, as described in
Item 4.

Item 4.   Purpose of Transaction.

   Item 4 hereby partially is amended by adding at the end thereof, the following:

   On January 23, 1990, TAG and the Issuer entered into an Agreement (the "Exchange Agreement") pursuant to which TAG 1) exchanged its $1,750,000 principal amount Note for two Notes, one in the principal amount of $1,348,235, and one in the principal amount of $401,765 (the "Continental Note"), 2) exchanged its Series A Warrant to purchase 26,337,500 shares of the Stock for two warrants, one a Series A Warrant to purchase 20,290,940 shares of the Stock (the "New Airlie Warrant") and one a Series B Warrant (the "Continental Warrant") to purchase 604,656 shares of the Issuer's Series A Non-Voting Convertible Preferred Stock, par value $0.002 per share (the "Preferred Stock"), and 3) TAG assigned to Continental 22.958% of TAG's rights under and interest in the Purchase Agreement.

   Also on January 23, 1990, TAG, MAC, the Issuer and
Continental Illinois Equity Corporation, a Delaware corporation ("Continental"), entered into a Stock and Note Purchase Agreement (the "Continental Purchase Agreement") pursuant to which 1) Continental purchased from TAG 5,510,000 shares of Stock, the Continental Note and the Continental Warrant for an aggregate purchase price of $1,090,515. Contemporaneously with the execution of the Continental Purchase Agreement, TAG, MAC, the Issuer and Continental entered into an Amended and Restated Registration Rights Agreement (the "Amended Registration Rights Agreement"), TAG and ELX entered into an Amended and Restated Option Agreement (the "Amended Option Agreement"), Continental and ELX entered into an Option Agreement (the "Continental Option Agreement") and the Issuer and MAC entered into an amendment to MAC's Series A Warrant to purchase up to 3,762,500 shares of Stock (the "MAC Warrant Amendment"). The result of the above-referenced transactions was to place the parties in substantially the same respective positions that they would have been in if Continental had participated in the original transaction previously described in the Schedule 13D.

   The Continental Purchase Agreement provides that, if the Issuer's Board of Directors requests that TAG purchase Additional Notes pursuant to Section 5.1 of the Purchase Agreement, each of TAG, MAC and Continental shall purchase its pro rata portion of such Additional Notes provided that there is then no Event of Default under any of the Airlie Note, the MAC Note in the principal amount of $250,000 (the "MAC Note") and the Continental Note. The Continental Purchase Agreement also provides that all prepayments by the Issuer under the Airlie Note, the MAC Note and the Continental Note shall be made on a pro rata basis.

   The terms of the Continental Warrant are substantially identical to those of the New Airlie Warrant except with respect to the underlying security into which the Continental Warrant and the New Airlie Warrant are respectively exercisable. Pursuant to the Issuer's Certificate of Designation, Preferences and Rights of Shares of Series A Non-Voting Convertible Preferred Stock (the "Certificate of Designation"), each share of the Preferred Stock generally is convertible into ten shares of Stock (subject to adjustment) upon the holder's reasonable belief that any of several enumerated conversion events will be consummated. Such conversion events generally include 1) any public offering or public sale of securities of the Issuer or 2) any sale of securities of, or merger, consolidation or similar transaction involving, the Issuer resulting in a change in control of the Issuer.

   The description set forth herein of the Exchange Agreement, the Continental Purchase Agreement, the Continental Note, the New Airlie Warrant, the Continental Warrant, the Amended Registration Rights Agreement, the Amended Option Agreement, the Continental Option Agreement, the MAC Warrant Amendment and the Certificate of Designation is not, and does not purport to be, complete, and is qualified in its entirety by reference to such documents, which, except for the Certificate of Designation, are attached hereto as Exhibits P-X. The Certificate of Designation is on file with the Delaware Secretary of State.

   Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
(j)of Item 4 of Schedule 13D of the Act.

Item 5.   Interest in Securities of the Issuer.

   Paragraphs (a)-(b) of Item 5 hereby are amended in their entirety to read as follows:

   (a)

   TAG

   The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3 of the Act, is 38,780,940, which constitutes approximately 28.6% of the 135,705,207 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

   EBD

   Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 38,780,940 shares of the Stock, which constitutes approximately 28.6% of the 135,705,207 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

   DAC

   Because of his position as one of two general partners of EBD, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 38,780,940 shares of the Stock, which constitutes approximately 28.6% of the 135,705,207 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

   TMT-FW

   Because of its position as one of two general partners of EBD, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 38,780,940 shares of the Stock, which constitutes approximately 28.6% of the 135,705,207 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

   TMT

   In his capacity as President and sole stockholder of TMT-FW, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 38,780,940 shares of the Stock, which constitutes approximately 28.6% of the 135,705,207 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

   MAC

   The aggregate number of shares of the Stock that MAC owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,762,500, which constitutes approximately 3.2% of the 119,176,767 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

   AMM

   Because of his positions as the President and sole stockholder of MAC and as the sole general partner of ELX, AMM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 15,762,500 shares of the Stock in the aggregate, which constitutes approximately 13.2% of the 119,176,767 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

   ELX

   The aggregate number of shares of the Stock that ELX owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,000,000, which constitutes approximately 10.4% of the outstanding shares of the Stock.

   Except as set forth above, to the best of the knowledge of the Reporting Persons, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

   (b)

   TAG

   Acting through its sole general partner and assuming the exercise in full of all Series A Warrants held by it, TAG may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 38,780,940 shares of the Stock.


   EBD

   Acting through its two general partners and as the sole general partner of TAG, and assuming the exercise in full of all Series A Warrants held by TAG, EBD may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 38,780,940 shares of the Stock.

   DAC

   As one of two general partners of EBD and assuming the exercise in full of all Series A Warrants held by TAG, DAC may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 38,780,940 shares of the Stock.

   TMT-FW

   Acting through its President and as one of two general partners of EBD, and assuming the exercise in full of all Series
A Warrants held by TAG, TMT-FW may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 38,780,940 shares of the Stock.

   TMT

   As the President and sole stockholder of TMT-FW and assuming the exercise in full of all Series A Warrants held by TAG, TMT may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 38,780,940 shares of the Stock.

   MAC

   Acting through its President and assuming the exercise in full of all Series A Warrants held by it, MAC may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,762,500 shares of the Stock.

   AMM

   As the President and sole stockholder of MAC and as the sole general partner of ELX, and assuming the exercise in full of all Series A Warrants held by MAC and of the options to acquire 9,245,000 shares of the Stock from TAG and to acquire 2,755,000 shares of the Stock from Continental Illinois Equity Corporation held by ELX, AMM may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,762,500 shares of the Stock in the aggregate.

   ELX

   Acting through its sole general partner and assuming the exercise in full of its options to acquire 9,245,000 shares of the Stock from TAG and to acquire 2,755,000 shares of the Stock from Continental Illinois Equity Corporation, ELX may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,000,000 shares of the Stock.

   (c)-(e)

   No material change.

Item 6.   Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer.

   No material change.

Item 7.   Material to be Filed as Exhibits.

   Exhibit A -- Agreement Pursuant to Rule 13d-l(f)(1)(iii), at page 22.

   Exhibit B -- Stock and Note Purchase Agreement, previously filed with the Schedule 13D.

   Exhibit C -- Form of Registration Rights Agreement, previously filed with the Schedule 13D.

   Exhibit D -- Form of Senior Subordinated Note, previously filed with the Schedule 13D.

   Exhibit E -- Form of Series A Warrant, previously filed with the Schedule 13D.

   Exhibit F -- Form of Management Agreement, previously filed with the Schedule 13D.

   Exhibit G -- Form of Standstill Letter, previously filed with the Schedule 13D.

   Exhibit H -- Option Agreement, previously filed with the
Schedule 13D.

   Exhibit I -- Agreement of Limited Partnership of ELX Limited
Partnership, previously filed with the Schedule 13D.

   Exhibit J -- Press Release, previously filed with the
Schedule 13D.

   Exhibit K -- Power of Attorney of Alexander M. Milley, previously filed with the Schedule 13D.

   Exhibit L -- Power of Attorney of Milley & Company, previously filed with the Schedule 13D.

   Exhibit M -- Power of Attorney of ELX Limited Partnership, previously filed with the Schedule 13D.

   Exhibit N -- Evidence of Authorization, previously filed with the Schedule 13D.

   Exhibit O -- Press Release, previously filed with Schedule
13D.

   Exhibit P -- Agreement between ELXSI Corporation and Airlie
Group L.P.

   Exhibit Q -- Stock and Note Purchase Agreement.

   Exhibit R -- Senior Subordinated Note.

   Exhibit S -- Series A Warrant.

   Exhibit T -- Series B Warrant.

   Exhibit U -- Amended and Restated Registration Rights
Agreement.

   Exhibit V -- Amended and Restated Option Agreement.

   Exhibit W -- Option Agreement.

   Exhibit X -- Amendment to Milley & Company Series A Warrant.

   Exhibit Y -- Power of Attorney of Dort A. Cameron III, page
178.

   After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


   Dated:      January 29, 1990

                    THE AIRLIE GROUP, L.P.,
                    a Delaware limited partnership

                    By:  EBD, L.P.,
                         a Delaware limited partnership, General
                         Partner

                         By:  TMT-FW, Inc.
                              a Texas corporation, General
                              Partner

                              By:  /s/ W. Robert Cotham
                                   W. Robert Cotham,
                                   Vice President


                    EBD, L.P. ,
                    a Delaware limited partnership

                    By:  TMT-FW, Inc.
                         a Texas corporation,
                         General Partner

                         By:  /s/ W. Robert Cotham
                              W. Robert Cotham,
                              Vice President

                    /s/ W. Robert Cotham
                    W. Robert Cotham,
                    attorney-in-fact for:


                    DORT A. CAMERON, III (1)
                    MILLEY & COMPANY (2)
                    ALEXANDER M. MILLEY (3)
                    ELX LIMITED PARTNERSHIP (4)

(1) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Dort A. Cameron, III, is attached hereto as Exhibit Y.

(2) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Milley & Company is to be filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Alexander M. Milley is to be filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of ELX Limited with the Securities and Exchange Commission.

                           EXHIBIT "A"

   Pursuant to Rule 13d-l(f)(iii) of Regulation General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of capacities set forth hereinbelow.


                         THE AIRLIE GROUP, L.P.,
                         a Delaware limited partnership

                         By:  EBD, L.P.,
                              a Delaware limited partnership,
                              General Partner

                              By:  TMT-FW, Inc.
                                   a Texas corporation, General
                                   Partner

                                   By:  /s/ W. Robert Cotham
                                        Robert Cotham, Vice
                                        President


                         EBD, L.P. ,
                         a Delaware limited partnership

                         By:  TMT-FW, Inc.
                              a Texas corporation, General
                              Partner


                              By:  /s/ W. Robert Cotham
                                   W. Robert Cotham,
                                   Vice President


                         /s/ W. Robert Cotham
                         W. Robert Cotham,
                         attorney-in-fact for:


                         DORT A. CAMERON, III (1)
                         MILLEY & COMPANY (2)
                         ALEXANDER M. MILLEY (3)
                         ELX LIMITED PARTNERSHIP (4)

(1) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Dort A. Cameron, III, is attached hereto as Exhibit Y.

(2) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Milley & Company is to be filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Alexander M. Milley is to be filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of ELX Limited Partnership is to be filed with the Securities and Exchange Commission.